SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 _______________

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)


                                 NEOFORMA, INC.
                         ______________________________
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
          ____________________________________________________________
                         (Title of Class of Securities)

                                   640475 10 7
          ____________________________________________________________
                                 (CUSIP Number)

                                 Marcea B. Lloyd
                    Senior Vice President and General Counsel
                                    VHA Inc.
                         220 East Las Colinas Boulevard
                            Irving, Texas 75039-5500
                                 (972) 830-0000
          ____________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                            Nancy A. Lieberman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                             New York, NY 10036-6522
                                  (212)735-3000

                               September 10, 2003
          ____________________________________________________________
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box o .



                               (Page 1 of 4 Pages)

CUSIP No.   640475  10  7              13D                   Page 2 of 4 Pages

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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VHA Inc. (IRS Employer Identification Number 38-2182248)
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /_/
         N/A                                                            (b) /_/
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS
         N/A
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)  /_/

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

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 NUMBER OF SHARES        7       SOLE VOTING POWER          8,887,187
BENEFICIALLY OWNED      -------------------------------------------------------
    BY EACH              8       SHARED VOTING POWER        0
   REPORTING            -------------------------------------------------------
  PERSON WITH            9       SOLE DISPOSITIVE POWER     8,887,187
                        -------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER   0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,887,187
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         N/A                                                           /_/
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         46.5% (based on an aggregate of 19,086,810 shares of Common
         Stock estimated to be outstanding)
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------

         This Amendment No. 3 (this "Amendment") to the Statement on Schedule 13D filed by VHA Inc., a Delaware corporation ("VHA"), on August 7, 2000, as amended by Amendment No. 1 on October 19, 2000 and Amendment No. 2 on February 1, 2001 (the "Schedule 13D"), relates to the common stock, par value $0.001 per share (the "Common Stock"), of Neoforma, Inc., a Delaware corporation ("Neoforma"). All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4.   Purpose of Transaction.

         The shares of Common Stock owned by VHA were acquired for general investment purposes. Notwithstanding the foregoing, VHA reserves the right to change its investment intent or to acquire additional shares of Common Stock from time to time or to sell or otherwise dispose of all or part of the Common Stock that it beneficially owns in any manner permitted by law.

         On September 10, 2003, VHA transmitted to the Securities and Exchange Commission a Form 144 disclosing that VHA currently intends to sell up to 300,000 shares of Common Stock in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended. VHA currently intends to use the proceeds of such sales to offset amounts distributed to VHA HCOs who partake in VHA's e-commerce initiative. In accordance with the Form 144 filed on September 10, 2003, VHA sold 7,500 shares of Common Stock on September 10, 2003 in a brokered transaction at $16.22 per share.


Item 5.   Interest in Securities of the Issuer.

         (a) - (b) The information required by these sections of Item 5 is set forth in numbers 7-11 and number 13 of the cover page to this Amendment and is incorporated herein by reference.

         The share amounts in this Amendment are adjusted for the 1:10 reverse stock split effected by Neoforma on August 27, 2001.

         Except as set forth in Schedule A hereto, none of the directors and executive officers of VHA (the "Covered Persons") have purchased or sold any of the shares of Common Stock within the past 60 days.

         By reason of their status as directors and/or executive officers of VHA, the Covered Persons may be deemed to be the beneficial owners of the shares of the Common Stock owned by VHA. VHA has been advised that each of the Covered Persons disclaims beneficial ownership of the shares of the Common Stock from time to time owned by VHA.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 11, 2003


                                          VHA INC.


                                          By: /s/ Marcea B. Lloyd
                                             ----------------------------------
                                             Marcea B. Lloyd
                                             Senior Vice President,
                                             General Counsel

                                                                    SCHEDULE A


                        DIRECTORS AND EXECUTIVE OFFICERS
                                   OF VHA INC.

         Except as set forth below, (i) the principal business address of each of the directors and executive officers of VHA Inc. is 220 East Las Colinas Boulevard, Irving, Texas 75039-5500 and (ii) the country of citizenship of each of the directors and executive officers of VHA Inc. is the United States.


                                                                             Business Address / Citizenship / Transactions and
             Name                           Principal Occupation                     Ownership in Neoforma Common Stock
----------------------------     ----------------------------------------    --------------------------------------------------
Directors
--------------------------------------------------------------------------------------------------------------------------------
William E. Corley                President, Chief Executive Officer          Community Health Network
                                                                             1500 N. Ritter Avenue
                                                                             Indianapolis, IN 46219
--------------------------------------------------------------------------------------------------------------------------------
John Crotty                      President                                   Crobern, Inc.
                                                                             709 Mountain Road
                                                                             Lake Bluff, IL 60044-2225
--------------------------------------------------------------------------------------------------------------------------------
Edwin E. Dahlberg                President, Chief Executive Officer          St. Luke's Regional Medical Center
                                                                             190 E. Bannock St.
                                                                             Boise, ID 83712
--------------------------------------------------------------------------------------------------------------------------------
Jean R. Elrick, M.D.             Sr. Vice President, Administration          Massachusetts General Hospital
                                                                              55 Fruit Street, Bulfinch 240D
                                                                             Boston, MA 02114
--------------------------------------------------------------------------------------------------------------------------------
Michele Y. Halyard, M.D.         Department of Radiation Oncology            Mayo Foundation
                                                                             13400 E. Shea Blvd.
                                                                             Scottsdale, AZ 85259
--------------------------------------------------------------------------------------------------------------------------------
G. Richard Hastings              President, Chief Executive Officer          Saint Luke's Health System
                                                                             4401 Wornall Road
                                                                             Kansas City, MO 64111
--------------------------------------------------------------------------------------------------------------------------------
Vincent E. Kerr, M.D.            Director, Healthcare Management             Ford Motor Company
                                                                             One American Road, Room 500
                                                                             PO Box 1899
                                                                             Dearborn , MI 48126
--------------------------------------------------------------------------------------------------------------------------------
John F. Koster, M.D.             Executive Vice President, Chief Operating   Providence Health System
                                 Officer                                     506 Second Avenue, Suite 1200
                                                                             Seattle, WA 98104
--------------------------------------------------------------------------------------------------------------------------------
Sallye A. Liner, R.N.            Executive Vice President                    Forsythe Medical Center
                                                                             3333 Silas Creek Pkwy
                                                                             Winston-Salem, NC  27103
--------------------------------------------------------------------------------------------------------------------------------
Steven H. Lipstein               President, Chief Executive Officer          BJC Healthcare
                                                                             4444 Forest Park Avenue
                                                                             St. Louis, MO 63108
--------------------------------------------------------------------------------------------------------------------------------
Gerald Miller                    President, Chief Executive Officer          Crozer-Keystone Health System
                                                                             100 West Sproul Road
                                                                             Springfield, PA 19064
--------------------------------------------------------------------------------------------------------------------------------
Curtis W. Nonomaque              President, Chief Executive Officer          VHA Inc.
--------------------------------------------------------------------------------------------------------------------------------
Terri L. Potter                  President, Chief Executive Officer          Meriter Health Services
                                                                             202 S. Park Street
                                                                             Madison, WI  53715
--------------------------------------------------------------------------------------------------------------------------------
Ron R. Rees                      President, Chief Executive Officer          Halifax-Fish Community Health
                                                                             P.O. Box 9718
                                                                             Daytona Beach, FL  32120
--------------------------------------------------------------------------------------------------------------------------------
Stephen C. Reynolds              President, Chief Executive Officer          Baptist Memorial Health Care Corp.
                                                                             350 North Humphreys Blvd.
                                                                             Memphis, TN 38120
--------------------------------------------------------------------------------------------------------------------------------
James W. Varnum                  President                                   Dartmouth-Hitchcock Alliance
                                                                             One Medical Center Drive
                                                                             Lebanon, NH  03756
--------------------------------------------------------------------------------------------------------------------------------
Joseph A. Zaccagnino             President, Chief Executive Officer          Yale-New Haven Health System
                                                                             20 York Street
                                                                             New Haven, CT  06510
--------------------------------------------------------------------------------------------------------------------------------

Executive Officers
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Kim Alleman                      Senior Vice President
--------------------------------------------------------------------------------------------------------------------------------
Stuart B. Baker, M.D.            Executive Vice President
--------------------------------------------------------------------------------------------------------------------------------
Daniel P. Bourque                Group Senior Vice President                 1200 New Hampshire Ave., NW
                                                                             Washington, DC 20036
--------------------------------------------------------------------------------------------------------------------------------
J. Donald Caccia Group           Senior Vice President
--------------------------------------------------------------------------------------------------------------------------------
Robert Chapel                    Senior Vice President, Chief Financial
                                 Officer
--------------------------------------------------------------------------------------------------------------------------------
Stacy Cinatl                     Group Senior Vice President
--------------------------------------------------------------------------------------------------------------------------------
Mike Cummins                     Senior Vice President, Chief Information
                                 Officer
--------------------------------------------------------------------------------------------------------------------------------
Michael J. Daly                  Executive Vice President, System            200 Berwyn Park
                                 Operations                                  Berwyn, PA  19312
--------------------------------------------------------------------------------------------------------------------------------
K. Jeffery Hayes                 Senior Vice President
--------------------------------------------------------------------------------------------------------------------------------
Marcea Bland Lloyd               Senior Vice President, General Counsel
--------------------------------------------------------------------------------------------------------------------------------
Donald McCall                    Group Senior Vice President
--------------------------------------------------------------------------------------------------------------------------------
Mark McKenna                     President, Chief Executive Officer          125 E. John Carpenter Frwy.
                                 Novation, LLC                               Irving, TX  75062
--------------------------------------------------------------------------------------------------------------------------------
Curtis W. Nonomaque              President, Chief Executive Officer
--------------------------------------------------------------------------------------------------------------------------------
Andrea Overman                   Senior Vice President
--------------------------------------------------------------------------------------------------------------------------------
Rick Roycroft                    Senior Vice President                       521 E. Morehead Street, Suite 300
                                                                             Charlotte, NC 28202
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